February 12, 1998


Champion Enterprises, Inc.
2701 University Drive, Suite 320
Auburn Hills, MI 48326


Ladies and Gentlemen:

     We have assisted you (the "Company") in the preparation of a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, for the offering of 550,266 shares of Common Stock, par value $1.00 per share, of the Company (the "Shares") by certain shareholders of the Company. All of the shares included in the Registration Statement were issued by the Company pursuant to the acquisition of Cliff Ave. Investments, Inc. on February 10, 1998.

     It is our opinion that the Shares are validly issued, fully paid and non-assessable shares of Common Stock of the Company.

     We consent to the filing of this opinion as Exhibit 5 to the Registration Statement.

                          Very truly yours,

                         DYKEMA GOSSETT PLLC

                         /S/ D. RICHARD MCDONALD

                         D. Richard McDonald